Mail Stop 4561

July 2, 2008

Lazarus Rothstein, Esq.
Vice President, General Counsel and Secretary
China Direct, Inc.
431 Fairway Drive
Deerfield Beach, Florida 33441

> **Re:** **China Direct, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 13, 2008**
> **File No. 333-151648**
>
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No.: 001-33694**
>
> **Form 10-Q for the fiscal year ended March 31, 2008**
> **Filed May 8, 2008**
> **File No.: 001-33694**

Dear Mr. Rothstein:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General

1.   We note that this registration statement is registering, among other securities, Senior Debt Securities and Subordinated Debt Securities. Per Item 601(b)(4) of Regulation S-K, please file the actual indenture or indentures, which may be open ended, prior to the effectiveness of this registration statement. Please refer to Section 201.04 in the Compliance and Disclosure Interpretations of the Trust Indenture Act of 1939, which is available on the Division of Corporation Finance page of the SEC's website: http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

2.   Per Item 601(b)(25) of Regulation S-K, please file the statement of eligibility of the trustee or trustees. Please be aware that companies relying upon Section 305(b)(2) of the Trust Indenture Act to designate the trustee on a delayed basis must separately file the Form T-1 under the electronic form type "305B2" and should indicate this in the exhibit index to the registration statement. In this situation, companies should not file the Form T-1 in a post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement. Please refer to Section 220.01 in the Division's Compliance and Disclosure Interpretations of the Trust Indenture Act.

Form 10-K for the year ended December 31, 2007

Item 1. Business

Magnesium Segment, page 2

3.   Please tell us how you have complied with Item 101(H)(4)(v) of Regulation S-K, or tell us how management determined it was not necessary to disclose the sources and availability of raw materials and the names of principal suppliers.

Item 9A(T) Controls and Procedures

Disclosure Controls and Procedures, page 37

4.   Please tell us how you have complied with Item 307 of Regulation S-K, or tell us why you believe it was not necessary to include the businesses which were acquired during 2007.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

5.   Please have your auditors revise their audit opinion to refer to "the standards" instead of "the auditing standards." Please refer to AS1.

Notes to Consolidated Financial Statements

Note 8 – Mining Rights, page F-18

6.   We note the disclosure indicating that you will begin amortizing the mining rights when you begin production from the related property. This suggests that you have already established reserves on the property. If you have established reserves, revise your filing to include disclosure meeting the requirements of Item 102 of Regulation S-K and Industry Guide 7. If you have not established reserves, revise the disclosure under this note to clarify that you have not established reserves and that the property is in the exploration stage. Additionally, describe your accounting policy for exploration properties and activities.

Note 11 – Acquisitions and Dispositions, page F-19

7.   In light of your acquisitions of less than 100% ownership interest, please tell us how you determined it was not necessary to record assets acquired and liabilities assumed at their pre-acquisition carrying amount for the percentage you did not acquire.

Acquisition of a 51% interest in Pan Asia Magnesium, page F-24

8.   Please tell us how your disclosure complies with paragraph 51(e) of SFAS 141, or tell us why you believe it was not necessary to disclose the amount assigned to each major asset and liability account. Please provide similar information regarding the acquisition of CDI Jixiang Metal.

Note 13 – Loans Payable, page F-28

9.   We note a significant amount of your loans payable are non-interest bearing. Please tell us why management determined it was not necessary to input interest expense related to these outstanding amounts. Please reference appropriate accounting literature relied upon by management.

Note 16 – Marketable Securities, page F-35

10.   In light of the restrictions on resale, please tell us how you determined it was appropriate to classify your marketable securities as trading for the year ended December 31, 2006.

11.   Please tell us and disclose in your filing how you considered paragraph 16 of SFAS 115.

Exhibits 31.1 and 31.2

12.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have deleted the language "under which such statements were" from paragraph 2. Please revise your certifications in future filings to comply with the Exchange Act Rules.

Form 10-Q for the quarterly period ended March 31, 2008

Notes to Unaudited Consolidated Financial Statements

13.   Please tell us how you have met the disclosure requirements of paragraphs 32 through 35 of SFAS 157.

* * * *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Monick at (202) 551-3295 or Kevin Woody, Branch Chief at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

Cc: James M. Schneider, Esq.